Exhibit 99.1

Seanergy Maritime Holdings Corp. Announces Fleet Commercial Guidance and Other Shareholder Updates

September 24, 2020 - Athens, Greece - Seanergy Maritime Holdings Corp. (NASDAQ: SHIP) (“Seanergy” or the “Company”) announced today its third quarter 2020 commercial guidance and update on the purchase of shares by its Chairman and CEO.

Fleet commercial update and Third Quarter 2020 TCE Guidance

As of today, approximately 94% of our fleet operating days in the third quarter have been fixed at a time charter equivalent (“TCE”) of approximately $16,3001 per ship per day, which is calculated on a load-to-discharge method of accounting2.

This follows (i) the improved earnings environment in the third quarter of 2020 when compared to the first half of the year, (ii) the fixtures of spot voyages for our four vessels that are not employed on index-linked time charters through various dates in September and (iii) management’s decision to exercise the option to convert the floating rate under the index-linked charter of the M/V Lordship to a fixed gross rate of $22,000 per day for a 2-month period.

Fleet Employment Profile:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment	Charterer	Earliest Expiration	Fixed Rate Option
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked	A European utilities company	June 2022	Yes
Championship	Capesize	179,238	2011	Sungdong	T/C Index Linked	Cargill	November 2023	Yes
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked	A European utilities company	May 2022	Yes
Premiership	Capesize	170,024	2010	Sungdong	T/C Index Linked	Glencore	November 2022	n/a
Squireship	Capesize	170,018	2010	Sungdong	T/C Index Linked	Glencore	December 2022	n/a
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked	Glencore	May 2023	n/a
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked	A Far Eastern dry bulk operator	February 2021	Yes
Fellowship	Capesize	179,701	2010	Daewoo	Voyage Charter	An international trading company	Q4 2020	n/a
Geniuship	Capesize	170,058	2010	Sungdong	Voyage Charter	An international trading company	Q4-2020	n/a
Goodship	Capesize	177,536	2005	Mitsui	Voyage Charter	A mining company	Q4-2020	n/a
Leadership	Capesize	171,199	2001	Koyo	Voyage Charter	An international trading company	Q4-2020	n/a
Total	1,926,117		11.5

1 For vessels on index-linked T/Cs, the TCE assumed for the remaining operating days is equal to the FFA rate for the respective period.

2 Spot estimates are provided using the load-to-discharge method of accounting. Load-to-discharge accounting recognizes revenues over fewer days as opposed to the discharge-to-discharge method of accounting used prior to 2018, resulting in higher rates for these days and only voyage expenses being recorded in the ballast days. Over the duration of the voyage (discharge-to-discharge) there is no difference in the total revenues and costs to be recognized. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE will be reduced accordingly.

Update on Stock Purchases by the CEO

As of today, the Company’s Chairman and Chief Executive Officer, Mr. Stamatis Tsantanis, has purchased 200,000 of Seanergy’s common shares in accordance with the previously announced plan for open-market purchases by Mr. Tsantanis. Further purchases will be announced in subsequent updates.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a fleet of 11 Capesize vessels with an average age of about 11.5 years and aggregate cargo carrying capacity of approximately 1,926,117 dwt.  The Company is incorporated in the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol "SHIP", its Class A warrants under "SHIPW" and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including the Registration Statement and its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com